Exhibit 99.2

ALVARION LTD.

PROXY FOR THE 2013 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON AUGUST 1, 2013
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby constitutes and appoints Leor Porat, Elana Holzman and Avi Stern and each of them, the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all of the Ordinary Shares of Alvarion Ltd. (the “Company”), held of record in the name of the undersigned at the close of business on July 2, 2013, at the 2013 Annual General Meeting of Shareholders of the Company (the “Meeting”) to be held at the offices of the Company, 15 Hamelacha St., Rosh Haayin, Israel, on Thursday, August 1, 2013 at 4:00 p.m. (local time), and at any and all adjournments or postponements thereof on the following matters, which are more fully described in the Notice of 2013 Annual General Meeting of Shareholders and Proxy Statement relating to the Meeting.

The undersigned acknowledges that the Notice of 2013 Annual General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting are being provided to the undersigned electronically, at the following web address: http://www.alvarion.com/investors/agm-2013.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR each such proposal and in such manner as the holder of the proxy may determine with respect to any other business as may properly come before the Meeting or all and any adjournments or postponements thereof. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

2013 ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

ALVARION LTD.

August 1, 2013

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

↓Please detach along perforated line and mail in envelope.↓
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THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OR RE-ELECTION (AS APPLICABLE) OF ALL DIRECTORS LISTED IN PROPOSALS 1 AND 2, AND “FOR” PROPOSALS 3 THROUGH 6. PLEASE BE CERTAIN TO COMPLETE ITEMS 2A, 3A AND 4A BELOW AS WELL.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.  PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

				FOR	AGAINST	ABSTAIN

	1.	To re-elect Mr. Amnon Yacoby as a director of the Company for a term expiring at the Company’s Annual General Meeting of Shareholders in 2016.		☐	☐	☐

	2.	To elect the following persons as External Directors of the Company for a three-year term, and to approve the terms of their respective compensation:

		i.	Mr. Barry Ben-Zeev (Woolfson)	☐	☐	☐

		ii.	Ms. Smadar Shilo	☐	☐	☐

	2A.	Does the undersigned possess a “personal interest” (as defined in the Israeli Companies Law, 5759-1999 (the “Companies Law”)) in the approval of Proposal 2(i) or (ii)?		YES in 2(i) ☐	YES- in 2(ii) ☐	NO ☐

	3.	To approve the compensation policy of Alvarion, in accordance with the requirements of the Companies Law.		☐	☐	☐

				YES	NO

	3A.	Does the undersigned possess a “personal interest” (as defined in the Companies Law) in the approval of Proposal 3?		☐	☐

	4.	To approve the terms of compensation of the Company’s acting Chief Executive Officer and President, Mr. Assaf Katan		☐	☐	☐

				YES	NO

	4A.	Does the undersigned possess a “personal interest” (as defined in the Companies Law) in the approval of Proposal 4?		☐	☐

	5.	Approval of an amendment to the Company’s Articles of Association increasing the number of authorized ordinary shares to 17,000,000 and a corresponding increase in share capital.		☐	☐	☐

	6.	To approve the re-appointment of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global Limited, as the independent auditors of the Company and to authorize the board of directors to fix their compensation.		☐	☐	☐

To change the address on your account, please check the box at the right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

Signature of shareholder	Date	Signature of shareholder	Date

Note:
Please sign exactly as your name or names appear on this Proxy.  When shares are held jointly, each owner should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such.  If the signer is a partnership, please sign in partnership name by authorized person.